Voleon Securities Markets LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

As of and For the Year Ended December 31, 2025

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SEC FILE NUMBER
8-71278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/04/25 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VOLEON SECURITIES MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1919 SHATTUCK AVENUE, FLOOR 7
(No. and Street)

BERKELEY	CA	94704
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SIMON SPENSER	213-443-1135	sdspenser@voleon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

1 MONTGOMERY ST, STE 1700	SAN FRANCISCO	CA	94104
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Simon Spenser_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Voleon Securities Markets LLC_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Head of Business Development, Designated Principal_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Voleon Securities Markets LLC
Table of Contents
As of and For the Year Ended December 31, 2025

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-9



CBIZ CPAs P.C.

One Montgomery Street
Suite 1700
San Francisco, CA 94104

P: 415.432.6200

<u>Report of Independent Registered Public Accounting Firm</u>

To the Designated Principals and Members of
Voleon Securities Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Voleon Securities Markets LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2025.

San Francisco, California
March 6, 2026

Voleon Securities Markets LLC
Statement of Financial Condition
As of December 31, 2025
(In United States Dollars)

Assets

Cash	$	25,000
Investments in securities, at fair value		12,809,518
Receivable from clearing broker		26,342,527
Interest receivable		260,595
Other assets		93,864
Total assets	$	39,531,504

Liabilities and members' equity
Liabilities

Securities sold short, at fair value	$	12,853,566
Due to affiliate		620,187
Interest payable		183,988
Other liabilities		143,127
Total liabilities		13,800,868

Commitments and contingencies (Note 7)

Members' equity		25,730,636
Total liabilities and members' equity	$	39,531,504

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Voleon Securities Markets LLC (the "Company") (formerly known as Voleon Securities LLC), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Securities Exchange Act"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized on July 29, 2024 and began operations on December 24, 2024. As of February 4, 2025, the Company commenced operations in the capacity as a broker-dealer. The Company does not enter business transactions with customers and does not hold customer accounts. All securities activities are transacted exclusively for the Company's proprietary trading account with other broker-dealers.

In the normal course of business, the Company enters into a variety of undertakings containing a variety of representations that may expose Company to risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

2. Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements and the reported increases and decreases in members' capital from operations during the reporting year. Actual results could differ from those estimates, and those differences could be material.

Investments in Securities and Securities Sold Short
Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Investments in securities and securities sold short are recorded at fair value.

Cash
Cash represents cash deposits held at a major financial institution and is subject to credit risk to the extent the balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") limitations.

Receivable from Clearing Broker
The Company clears proprietary transactions through another broker-dealer on a fully disclosed basis. As of December 31, 2025, the receivable from clearing broker balance includes cash on deposit, restricted cash of $935,967 held as margin, and net receivable amounts arising from unsettled trades.

Income Taxes
The Company shall be treated as a partnership for U.S. federal tax purposes and is not subject to U.S. Federal income taxes; each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Interest, dividends, and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other

3

Voleon Securities Markets LLC
Notes to Financial Statements (continued)
As of and For the Year Ended December 31, 2025
(In United States Dollars)

2.   Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
taxes levied by the jurisdiction in which the income is sourced. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, as applicable.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions, requires the members to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The members have evaluated the Company's tax positions taken for all open tax years and has determined that there was no material effect on the financial statements. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. During the year ended December 31, 2025, the Company did not recognize any such expenses related to interest and penalties. As of December 31, 2025, the Company had no accrued payables for the payment of interest and penalties.

Current Expected Credit Losses
The Company uses the allowance method to account for credit losses. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for credit losses at a level considered to be adequate to cover anticipated lifetime credit losses on outstanding receivables. Accounts are monitored by management on an ongoing basis and are written-off by the Company when it has been determined that all available collection avenues have been exhausted. Recoveries are included in income as realized. As of December 31, 2025, management did not consider an allowance for credit losses necessary as all balances were considered collectible.

Segment Information
The Company operates as one segment where it derives revenues from activities related to broker dealer activities that have similar economic characteristics and nature of services. To assess performance, the chief operating decision maker ("CODM"), who is the Head of Business Development, Designated Principal, evaluates the operating results and performance through net income (loss). The CODM regularly reviews net income (loss) as reported on the statement of operations and total assets as reported on the statement of financial condition for purposes of evaluating performance, planning and forecasting future periods. As presented on the statement of operations, the CODM views the expense information related to management and professional fees to be significant and there are no other significant segment expenses or items that would require disclosure. Please refer to the Company's statement of operations for the listing of significant segment expenses regularly provided to the CODM. Segment assets can be found in the statement of financial condition. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

3.   Fair Value Measurement

Authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active

Voleon Securities Markets LLC
Notes to Financial Statements (continued)
As of and For the Year Ended December 31, 2025
(In United States Dollars)

3.   Fair Value Measurement (continued)

markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Voleon Securities Markets LLC
Notes to Financial Statements (continued)
As of and For the Year Ended December 31, 2025
(In United States Dollars)

3. Fair Value Measurement (continued)

The following table presents the Company's assets and liabilities by level within the valuation hierarchy as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets, at fair value				
Investments in securities, at fair value				
Corporate bonds	$ -	$ 12,697,808	$ -	$ 12,697,808
Government bonds	111,710	-	-	111,710
Total investments in securities, at fair value	111,710	12,697,808	-	12,809,518
Total assets, at fair value	$ 111,710	$ 12,697,808	$ -	$ 12,809,518
Liabilities, at fair value				
Securities sold short, at fair value				
Corporate bonds	$ -	$ 11,409,720	$ -	$ 11,409,720
Government bonds	1,443,846	-	-	1,443,846
Total securities sold short, at fair value	1,443,846	11,409,720	-	12,853,566
Total liabilities, at fair value	$ 1,443,846	$ 11,409,720	$ -	$ 12,853,566

There were no transfers between levels of the fair value hierarchy during the year ended December 31, 2025. As of December 31, 2025, the Company did not hold any cash equivalents.

Corporate Bonds

The Company values corporate bonds using recently executed transactions of the issuer or comparable issuers, market price quotations (when observable), broker or dealer quotations, or when quoted prices are not available, a discounted cash flow model that factors in, where applicable, interest rate yield curves, bond spreads or credit default swap spreads. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, corporate bonds are categorized in Level 3 of the fair value hierarchy.

Government Bonds

The Company values government bonds using quoted prices when traded in active markets. When quoted prices are not available, the Company values government bonds based on a discounted cash flow model that uses inputs that include interest rate yield curves; cross-currency basis index spreads; and sovereign credit spreads similar to the bond in terms of issuer, maturity, and seniority. Government bonds are generally categorized in Level 1 of the fair value hierarchy.

4. Transactions with Related Parties

The Company considers the members, their principal owners, members of management ("Principals"), members of their immediate families, and entities under common control to be related parties to the Company. The Principals are responsible for the management of the Company pursuant to the Company's Limited Liability Company Agreement (the "Agreement"). Certain vendors providing operational services are also considered related parties.

Voleon Securities Markets LLC
Notes to Financial Statements (continued)
As of and For the Year Ended December 31, 2025
(In United States Dollars)

4.   Transactions with Related Parties (continued)

The Company is a party to an expense sharing agreement with an affiliate. The agreement requires that certain direct and indirect expenses be allocated to the Company and settled on a quarterly basis or as otherwise agreed with the affiliate. Direct expenses mainly relate to salary costs that are based on a percentage of the affiliate's employee time dedicated to Company activities. Indirect expenses include an overhead burden, which mainly includes compensation and benefits, professional services, premises and equipment and other operating expenses.

As of December 31, 2025, the due to affiliate amounted to $620,187.

5.   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $23,627,507, which was $23,377,507 in excess of the required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other considerations received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

6.   Employee Benefits

All salaried employees of the Company are eligible to participate in the Voleon Capital Management LP 401(k) Plan. Participants may contribute up to the limits set by the U.S. Internal Revenue Service. The Company contributes a match of 100% of each participant's contributions to the Voleon Capital Management LP 401(k) Plan up to a maximum of 4% of the participant's compensation or $14,000, whichever is lower, subject to applicable IRS annual contribution limits.

7.   Commitments and Contingencies

The securities owned are on deposit with the clearing broker and, together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

8.   Risks and Uncertainties

The Company is exposed to potential risks through its investments. Such potential risks include, but are not limited to, the following:

Voleon Securities Markets LLC
Notes to Financial Statements (continued)
As of and For the Year Ended December 31, 2025
(In United States Dollars)

8.   **Risks and Uncertainties (continued)**

Broker Dealer Risk
In the normal course of business, the Company's securities transactions, cash balances and security positions may be transacted with a clearing broker. Such brokers have custody of the Company's securities and cash balances, which may be due from these brokers. These securities and/or cash positions serve as collateral for any amounts due to brokers as well as collateral for securities sold short or securities purchased on margin. The Company is subject to credit risk as the brokers may be unable to repay balances due or deliver securities in their custody.

Counterparty Credit Risk
Counterparty credit risk is the risk that counterparties may fail to fulfill their obligations or that the collateral value becomes inadequate. The Company attempts to minimize its credit risk by monitoring the credit exposure with, and the creditworthiness of, its counterparties. The Company attempts to further minimize counterparty credit risk through credit limits and approvals, credit monitoring procedures, executing specifically negotiated agreements and managing margin and collateral requirements, as appropriate.

Positions are monitored on a Company basis to reduce the risk of potential loss due to changes in fair value or failure of counterparties to perform.

Leverage
The Company may use leverage by purchasing investments with the use of borrowed funds. Although such techniques increase the opportunity for higher return on investment, they also increase the risk of loss.

Operational Risk
Operational risk is the potential for loss caused by a deficiency in information, communications, transaction processing and settlement, and accounting systems. The Company and its service providers maintain controls and procedures for the purpose of mitigating operational risk.

Securities Sold Short
The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the security sold short, or a loss, unlimited in size, will be recognized upon the termination of the short sale. Securities sold short represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions involve varying degrees, elements of market risk, as the Company's ultimate obligation to satisfy the sale of securities sold short may exceed the amount recognized in the Statement of Financial Condition.

Interest Rate Risk
The value of the Company's investments will generally fluctuate with, among other things, changes in prevailing interest rates, general economic conditions, the condition of certain financial markets, developments or trends in any particular industry and the financial condition of the issuer. Changes in prevailing interest rates directly impact these investments. An increase in interest rates may decrease the value of long positions in fixed income investments while increasing the value of short positions. Conversely, a decrease in interest rates may increase the value of long positions while reducing the value of short positions.

Voleon Securities Markets LLC
Notes to Financial Statements (continued)
As of and For the Year Ended December 31, 2025
(In United States Dollars)

8. **Risks and Uncertainties (continued)**

Concentration Risk

The Company's activities can result in significant concentrations in securities and related currencies for countries and industries during the year. The investment performance of these countries and industries may have a significant impact on the performance of the Company.

9. **Subsequent Events**

Management has evaluated subsequent transactions and events after the balance sheet date through March 6, 2026, the date on which these financial statements were issued, and has determined that no additional items require disclosure.